Citibank, N.A. 388 Greenwich St New York, New York 10013

June 18, 2018

Securities and Exchange Commission

100 F Street, NW

Washington, D.C. 20549

Attention: Filing Desk

Re:	Citibank Credit Card Issuance Trust
Citibank Credit Card Master Trust I
Citibank, N.A.
Form SF-3 Registration Statement
File Nos. 333-224484, 333-224484-01 and 333-224484-02

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Citibank, N.A., in its capacity as depositor for Citibank Credit Card Issuance Trust and the Citibank Credit Card Master Trust I, hereby requests that the effective date of the above-referenced registration statement be accelerated to 1:00 p.m. (EST) on June 20, 2018, or as soon as practicable thereafter.

Should you have any questions or require anything further in connection with this filing, please do not hesitate to contact Christopher Becker, Esq., Associate General Counsel—Capital Markets and Corporate Reporting of Citigroup Inc., via email to beckerc@citi.com or at (212) 657-5090.

Sincerely yours,

CITIBANK, N.A.

/s/ Barbara J. Desoer
Name:	Barbara J. Desoer
Title:	Chief Executive Officer